Exhibit 1

FOR IMMEDIATE RELEASE

CONCORDIA ANNOUNCES COMMENCEMENT OF THIRD PARTY TENDER OFFER FOR THE SENIOR NOTES AND AMENDMENTS TO THE CONSENT SOLICITATION

28 July 2005 — As announced on 22 July 2005, Concordia Bus AB (“Bus”), Concordia Bus Nordic AB (“Nordic”, and together with Bus and Concordia Bus Nordic Holding AB, the “Concordia Group”), an ad hoc committee (the “Subordinated Ad Hoc Committee”) representing at least 75% of holders of Bus’ 11% Senior Subordinated Notes (the “Subordinated Notes”), an informal group (the “Senior Group Members”) of holders of a majority of Nordic’s 9.125% Senior Secured Notes (the “Senior Notes”) and the principal ultimate equity holders in the Concordia Group have reached an agreement in principle on the terms of a restructuring (the “Restructuring”).  Documentation for the Restructuring, including a restructuring agreement (the “Restructuring Agreement”), has now been executed.

Pursuant to this Restructuring, commencing today certain members (the “Offerors”) of the Subordinated Ad Hoc Committee are causing Nimbus Limited (“BidCo”), a company financed by them, to make a cash tender offer (the “Third Party Tender Offer”) to purchase at a price equivalent to the principal face amount of the Senior Notes validly tendered and not withdrawn, plus all accrued but unpaid interest thereon, all the outstanding Senior Notes (except the 40.9% of the Senior Notes held by members of the Subordinated Ad Hoc Committee).  The Third Party Tender Offer is scheduled to expire on 24 August 2005 and is conditional upon the successful completion of the Consent Solicitation referred to below.  Senior Group Members have agreed, on the terms and subject to the conditions of the Restructuring Agreement, to tender all their Senior Notes in the Third Party Tender Offer.  Nordic recommends acceptance of the Third Party Tender Offer.  As consideration for conducting the Third Party Tender Offer, Nordic will pay the Offerors a fee of 3% of the aggregate cash amount spent to acquire Senior Notes tendered into the Third Party Tender Offer.  Nordic will make the regularly scheduled interest payment on 1 August 2005.

Simultaneously with the Third Party Tender Offer, Nordic is commencing a revised consent solicitation, amending and restating its pending consent solicitation (the “Consent Solicitation”), seeking, in exchange for a consent fee of €40 for each €1,000 principal amount of Senior Notes, (a) consents to certain amendments to the indenture (the “Indenture”) governing the Senior Notes and (b) an undertaking by holders of Senior Notes who deliver their consents not to participate in the change of control offer that will be made after the successful consummation of the Restructuring.  The proposed amendments will not take effect unless and until both the consent fee and the tender offer payments have been made.  Senior Group Members and members of the Subordinated Ad Hoc Committee who hold Senior Notes have agreed, on the terms and subject to the conditions of the Restructuring Agreement, to deliver their consents to Nordic pursuant to the terms of the Consent Solicitation.  The proposed amendments to the Indenture will not be made unless a majority of the aggregate principal amount of Senior Notes outstanding give their consent.  The consents to be provided by the Senior Group Members will be sufficient to permit the amendments to the Indenture that are being requested in the Consent Solicitation.  The Consent Solicitation is to be completed on the same day as the Third Party Tender Offer (24 August 2005).

This announcement is not a solicitation of tenders or consents with respect to any securities.  The solicitation is being made solely by the Amended and Restated Consent Solicitation Statement dated 28 July 2005, as amended from time to time, and the offer to purchase by which the Third Party Tender Offer is being made.

This announcement is not an offer to sell securities in the United States.  Securities may not be offered or sold in the United States other than pursuant to registration under the United States Securities Act of 1933, as amended, (the “Act”) or an exemption from such registration.  No public offering of securities has been or will be made in the United States and, accordingly, neither Bus, Nordic nor any of their subsidiaries are or will register any securities under the Act.

Financial advisers to Concordia Bus Nordic AB:
Alvarez & Marsal (Europe) Limited 5th Floor One Canada Square London E14 5AA
Contacts:	Tony Alvarez III
Telephone:	+44 (0) 207 715 5200
E-mail:	TAlvarezIII@alvarezandmarsal.com

For further information please contact:

ENQUIRIES:
Ragnar Norbäck		+46(0)854630141 +46(0)701871040

Per Skärgård	+46(0)854630021

Richard Constant/ Candace Carpenter Gavin Anderson & Company	+44(0)20 7554 1400